Exhibit 99.1

PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR
Introductory Corporate Presentation
27 February 2015
Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au

PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR
Immuno-Oncology: A cancer treatment Revolution
Our LAG-3 programs: An important part of the Revolution
Beneficiaries: Patients...and our shareholders
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au

Notice: Forward Looking Statements
The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse:YP1B.DE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the Company’s filings to the ASX and SEC for further information.
The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

Prima BioMed is changing
- Between 2001 and 2014 we developed a cancer vaccine called CVacTM, which generated favourable clinical data in second-remission ovarian cancer in late 2013
- In late 2014 we acquired Paris-based Immutep (Dec. 2014), focused on the immune checkpoint receptor LAG-3
- In 2015 we will concentrate on the LAG-3 related development and aim to partner CVac without additional clinical trials
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR 4

Prima BioMed today
- A cancer drug development company focused mainly on immuno-oncology, arguably the hottest area of oncology today
- A global company with talent in Europe, the US, and Australia
- A company with a dominant position in what we think is the next big immuno-oncology target, LAG-3, putting us on track to develop a future blockbuster drug.
- The Immutep portfolio has multiple partnerships including with GSK and Novartis
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

In this presentation …
Recent history – Our volatile share price – Slide 7
Why we are ceasing clinical development of CVac – Slide 11 Going forward – Slide 18 The Immuno-Oncology Revolution – Slide 21 The Revolution is creating blockbusters – Slide 25 PRR’s LAG-3 programs – Slide 30 Our response to market issues – Slide 39 Five reasons to invest – Slide 43
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

RECENT HISTORY –
OUR VOLATILE SHARE PRICE …
Cast thy bread upon the waters: for thou shalt find it after many days.
- Ecclesiastes
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

1. What went wrong?
(Apr. '12 – Sep. '13)

8


$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
AUD share price for PRR on ASX
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Dendreon falls out of favour because of concerns about cost effectiveness and reimbursement for Provenge
Equivocal top-line Progression-Free Survival data from CVac's Phase II (Sep. '13)
Prima does Nasdaq IPO (Apr '12) - CVac is often compared to Dendreon's Provenge cellular therapy
Xtandi (Medivation / Astellas) gains FDA approval, hampering Provenge's market in prostate cancer (Aug. '12)

27 February 2015 Introductory Corporate Presentation
Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)
www.primabiomed.com.au

PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

2. What then went right?
$0.065 (Oct. ‘13 – Sep. ‘14)
Pete Meyers, ex Deutsche CVac PFS for 2nd remission: Acquisition of $0.060 Bank, joins board Massive 12.9 months vs 4.9 (Feb. ‘14) months survival for controls Immutep –
(n=20, p=0.04) (Jun. ‘14) ASX $0.055 transformational
on deal (Announced Oct. ‘14) PRR $0.050 for
price $0.045 share $0.040
First regulatory approval for AUD Phase II 2nd remission trial, called
$0.035 CAN-004B (Jan. ‘14)
CVac’s Phase II 2nd remission trial starts
$0.030 Secondary analysis showed CVac PFS advantage in 2nd (Apr. ‘14) remission patients (Nov. ‘13)
$0.025
Oct-13 Jan-14 Apr-14 Jul-14
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

3. Why market didn’t like us late
last year (Oct. ‘14 – Feb. ‘15)
- Oct. 2014: Concerns over Bergen funding, but necessary for Immutep transaction - Concerns over cash reduction from Immutep acquisition - Lack of familiarity with Immutep programs - Nov. 2014: Dendreon Chapter 11 - Concerns re NASDAQ Notice of Bid Price Deficiency - Difficult small/micro cap environment - Low visibility in the US
- Lack of institutional investor presence on register
AUD share price for PRR on ASX
$0.05 $ $ 0.10 $ 0.15 0.20 $ 0.25 $0.00
Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12 Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

WHY WE ARE CEASING CLINICAL DEVELOPMENT OF CVac …
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED

1a. We have been reviewing CVac since October
- Our general priority for CVac in late 2014: “Active management of clinical development program to ensure best potential clinical benefit and optimal capital allocation” *
- We indicated intent to: “review the CAN-004A trial in the light of the CAN-003 results, the Immutep acquisition and the clinical development priorities of IMP321, CAN-004B and CAN-301” *
* See AGM presentation, 14 Nov. 2014, slide 17
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED

1b. On the plus side … Our basic CVac thesis seems correct…
CVac has shown >10 month interim overall survival advantage in second remission patients
38 36 34 32 30 28 26 24
Survival Overall Months
CVac Standard of
care
- Thesis: Mannan+MUC1* will generate tumour-destroying immune response in ovarian cancer
- Evidence to date: Nov. 2014, CAN-003 study showed interim overall survival advantage for second remission patients, trending towards significance (n=20, treatment 36 months, median not reached, control median 25.5 months, p=0.07)
- To come: CAN-003 final Overall Survival likely in mid-2015
* Mannan is a sugar taken up by Antigen Presenting Cells, the orchestrators of the immune system. MUC1 is a protein overexpressed on many cancer cells.
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED

1c. However…
- Despite the promising nature of CVac, and cancer vaccines generally, their clinical development is much more complex and costly than drugs like Yervoy® and Keytruda®.
- As a small biotech company we have to focus our attention and investment on the lower cost, higher potential opportunities, which have the best chance of creating blockbusters
- For Prima in 2015, the lower cost, higher potential opportunities lie in LAG-3
- As a consequence we are ceasing recruitment into CVac’s CAN-
004B study with second remission ovarian cancer and CAN-301 study with pancreatic cancer
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED

1d. We continue to benefit from CVac
- The CAN-003 final Overall Survival number is coming later in 2015
- We remain partnered with Neopharm for Israel / Palestinian territories
- PRR’s efficient manufacturing and logistics platform for cellular therapy has potential to be monetised through business development transactions
- CVac has Orphan Drug status in the EU and US, reducing intellectual property risk. As a biological it also benefits from 12 years data exclusivity in the US under PPACA (ie Obama healthcare reforms)
- We believe partnering opportunities may emerge
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED

1e. In the future, CVac has
potential (even though we’re not running this race right now)
- Provenge® 2014 US$304m net product revenue, up 7% - 4Q14: Cash-flow break-even
- Nov. 2014: Dendreon’s Chapter 11 was for financial structure, not business
- Feb. 2014. Valeant (world’s No. 34 pharma company) acquired Provenge for
US$400m
Quarterly Provenge® revenue for Dendreon (USDM)
0 10 20 30 40 50 60
70 80 90
Jun-10 Sep-10 Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14
Sep-14 Dec-14 27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au PRIMA BIOMED

2. So why are we ceasing CVac clinical development?
- As noted above, cancer vaccines are more complex and costly to develop and produce and therefore more expensive than checkpoint inhibitor drugs
- We will lower our cost base significantly, to ~A$700,000 per month (from A$1.1m)
- We will seek to retain upside through future business develoment activity
- We believe, in the light of recent launches of immuno-oncology launches (ie Yervoy, Keytruda and Opdivo), that there is much more upside in LAG-3
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED

GOING FORWARD …
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Future
Past
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

1. Five reasons why investors should look again
- Depth: Change from single-asset to multi-product company
- Important market space. Immuno-oncology is the most important area of cancer R&D today.
- Superior technology: With LAG-3, we are in a strong position within the emerging immuno-oncology drug class
- Partnerships: GSK, Novartis and Eddingpharm collaborations have potential to deliver mid-term milestones
- Leadership: Strong board and management plus impressive clinical and scientific advisors
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR
PRIMA BIOMED

2. Here’s another reason…
3600
Nasdaq Biotechnology Index up
34% in 2014
Nasdaq Biotechnology Index up
another 12% in 2015
3400
3200 3000 2800
2600
2400
2200
Jan-2014 Feb-2014 Mar-2014 Apr-2014 May-2014 Jun-2014 Jul-2014 Aug-2014 Sep-2014 Oct-2014 Nov-2014 Dec-2014 Jan-2015 Feb-2015
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

THE IMMUNO-ONCOLOGY
REVOLUTION …
You can resist an invading army; you cannot resist an idea whose time has come
– Victor Hugo (1802-1885)
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

1. 22
- Dec. 2014, PRR acquired Immutep for
US$25m (US$18m cash, with $10.8m upfront, plus $3m shares and $4m warrants)
- ‘Very attractive price’ according to KPMG valuation
- Professor Triebel, founder of Immutep, is now PRR’s Chief Scientific and Medical
Officer
- Immutep came with 11 patent families, exclusively licensed or owned, and fully-equipped research lab
Professor Frédéric Triebel, based in Paris, is the world’s leading authority on LAG-3
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR
2. Immuno-Oncology

- Usually our immune system keeps us cancer-free by eliminating abnormal cells
- But some cancers can turn off our immune response. Surgery, radiotherapy and most chemotherapy can‘t remedy this .
- . However, PRR and others have figured ways to restore immune response: That‘s the Immuno-Oncology Revolution
This is the most powerful cancer drug known to man
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR
3. This Revolution is only four years old

- Started Mar. 2011: FDA approved Bristol-Myers Squibb‘s Yervoy, targeting CTLA-4, an immune system ‘checkpoint’ that cancer uses to turn off immune response
- Gained pace Sep. 2014: Merck’s Keytruda gained approval – targeting PD-1 checkpoint
- PRR now well positioned while big and small pharma companies move to develop other revolutionary products
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

THE REVOLUTION IS
CREATING BLOCKBUSTERS …
Immuno-oncology, with all the new tools emerging, will impact the vast majority, if not virtually all, cancer types in some shape or form
- John McCamant, editor, Medical Technology Stock Newsletter, interviewed by the Life Sciences
Report, 19 Jun. 2014
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

1. First Yervoy, then Keytruda
400
sales 350 (USDm) 300 Squibb 250 quarterly
200
Myers 150 global -Bristiol 100 Yervoy 50 for
0
Yervoy—a blockbuster for BMS in 2014
3.8
3.7
sales 3.6 2020 3.5 bn ) 3.4
3.3
forecat (USD 3.2
3.1
3.0
Keytrruda 2.9
2.8
Analyst consensus Tim Anderson, Bernstein
Keytruda may hit >US$3bn p.a. by 2020
(Source: Merck poised for early Keytruda launch in lung cancer, analyst says by Tracy Staton, Fierce Pharma, 5/1/2015)
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

2. There’ll be more …
- Oncology is world‘s largest drug class—US$67bn in
2013 (source: IMS)
- Immuno-Oncology – potentially US$35bn market by
2025 (Citi research, May 2013)
- Success stories like Rituxan® (US$6.2bn in 2013 sales), Avastin® ($5.7bn) and Herceptin® ($5.2bn) point to positive reception for future immunotherapies – and breakthroughs make blockbusters
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

3. Oncology revolutions have already been company-making
Most of Big Pharma today
1950s to 1980s -Traditional chemotherapy
Genentech—US$118bn Amgen -value when Roche US$120bn bought last 40% cap
1980s until now -targeted therapies with small molecules and biologicals
Today – harnessing immune system to fight cancer
PRR
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

4. PRR has key immuno-oncology target
This is
PRR’s target
PD-1/PD-L1
LAG-3
CTLA-4
TIM-3
This is where most immuno-oncology action has been to date
OX40
GITR
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

PRR’s LAG-3 PROGRAMS …
LAG-3 has been shown to be an important immune checkpoint with resemblance, co-localization and potential cross talk with PD-1.
-Ohad Hammer, posting on Open Reading Frame, 2 Mar. 2014
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

1. LAG-3* both inhibits and
activates immune response
* The Lymphocyte Activation Gene 3
- On the surface of T cells, can inhibit them from killing cancer cells
- Our soluble LAG-3 (sLAG) can activate the immune system to kill cancer cells by binding to molecules on APCs called MHC, activating the MHCs to present antigen to T cells
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

2. Immutep’s development pipeline…
Phase I Phase IIa Phase IIb Phase III
Our partners
IMP321
Cancer
GSK2831781
Autoimmune diseases
IMP701 Cancer
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

… has three significant partners
IMP321
One of the fastest-growing specialty pharmas in China
GSK2831781
World’s 6th largest pharma*
IMP701
World’s largest pharma*
* Ranked by Rx sales for 2013 (source: PharmaExec50 list, June 2014)
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

3. IMP321* doubled response rate in metastatic breast cancer Phase IIa
*Soluble LAG-3 (sLAG)
60%
criteria) 50%
40%
(RECIST 30% rate
20%
Response 10%
0%
IMP321+paclitaxel Paclitaxel
- PRR believes IMP321 will work in combination with other immune checkpoint regulators and other chemotherapies
- Randomised, placebo-controlled Phase IIb study initiates 2015
- Pilot Phase I study in an immuno-oncology combination will start in Q4 2015
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

35

4. GSK2831781* to treat autoimmune diseases

*LAG-3 depleting antibody - GSK2831781 is based on Immutep's original IMP731 antibody

- Dec. 2010: **GlaxoSmithKline** licensed from PRR the right to develop LAG-3 depleting antibodies for autoimmune disease - £64m total deal package (~A$118m)

- Jan. 2015: PRR announced single-digit million dollar milestone for GSK's Phase I trial commencement

- GSK's investigational product aims to kills the few activated LAG-3+ T cells that are auto-reactive in autoimmune disease, leading to long term disease control

27 February 2015 Introductory Corporate Presentation
Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)
www.primabiomed.com.au

PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

5. IMP701* may have helped bring CoStim into Novartis camp
* Antagonist (ie blocking) anti-LAG-3 antibody
- 2012: US biotech CoStim licensed LAG-3 antagonists for cancer from Immutep
- Feb. 2014: Novartis bought CoStim for undisclosed sum
- History: Novartis persevered with Gleevec® -today a super-blockbuster
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

6. Pharma is already looking at LAG-3
- Bristol-Myers Squibb (BMS) is in Phase I with anti-LAG-3 monoclonal antibody called BMS-986016
- BMS is developing LAG-3 antibodies in combination with PD-1 inhibitors
- This is distinct from PRR’s soluble LAG-3, as mechanisms of action are different
- PRR expects other Big Pharma players to be looking at LAG-3 –it’s a validated target
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

7. Immutep: We have upside …
- Immuno-oncology is “the beginning of the end of cancer”
- IMP321 headed to Phase IIb in 2015
- GSK has commenced phase I with its
LAG-3 product (GSK2831781)
- Work continues on research candidates
- IMP701 may start clinical development in 2H15
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

OUR RESPONSE TO
MARKET ISSUES …
Look at market fluctuations as your friend rather
than your enemy; profit from folly rather than
participate in it.
—Warren Buffett (1930—)
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

1. Cash position

40

- Year to Dec. 2014: Burn rate ~ US$1.0m (~A$1.1m) per month. 31 Dec. 2014: US$4.9m (A$5.7m) cash on hand

- 17 Dec. 2014: Immutep transaction settled - US$10.8m (A$13.2m) upfront, US$2.7m (A$3.3m) retentions

- Jan. 2015: US$0.64m ($A0.78m) Australian R&D tax incentive refund

- A$2.2m grant support in year to Dec. 2014. As well as Australian R&D tax credits, PRR has potential for 30% R&D tax credits in France. In Germany PRR has received grants from Saxony Development Bank.

27 February 2015 Introductory Corporate Presentation
Marc Voigt (CEO) and Stuart Roberts (Global Head of IR)
www.primabiomed.com.au

PRIMA BIOMED
Nasdaq: PBMD, ASX:PRR

2. Bergen has been helpful funding partner for PRR in the near-term
- US$37.4m facility
- Oct 2014: Bergen invested US$2.5m in 3-year convertible note.
After this, another US$1.18m drawn down in first three monthly tranches
- Bergen has retained a sizeable stake in the company
- Only a modest fee charged at the establishment. No attached warrants or options to the subsequent tranches
- PRR retains the optionality to pause or terminate the facility in its discretion
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

3. Other issues
USD share price for PBMD on Nasdaq
0 $ 0 $ 0 $ 0 $ 0 $ 0 $ 0 $ 0 $ $ 1 1 $ $ 1 . 60 . 65 70 . 75 . 80 . 85 . 90 . 95 . 00 . . 05 10 .
2-Oct-14
9-Oct-14
16-Oct-14
23-Oct-14
30-Oct-14 6-Nov-14
13-Nov-14
20-Nov-14
27-Nov-14 4-Dec-14
11-Dec-14
18-Dec-14
25-Dec-14 1-Jan-15 8-Jan-15
15-Jan-15
22-Jan-15
29-Jan-15 5-Feb-15
12-Feb-15
19-Feb-15
- Immutep understanding – PRR educating market, e.g. this presentation
- Nasdaq Price Deficiency – 2015 re-rating, if continued to Oct. 2014 levels with improved liquidity, fixes this
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

FIVE KEY REASONS TO INVEST …
Someone’s sitting in the shade today because someone planted a tree a long time ago.
- Warren Buffett (1930—)
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

- Depth: Change from single-asset to multi-product company
- Important market space. Immuno-oncology is the most important area of cancer R&D today.
- Superior technology: With LAG-3, we are in a strong position within the emerging immuno-oncology drug class
- Partnerships: GSK, Novartis and Eddingpharm collaborations have potential to deliver mid-term milestones
- Leadership: Strong board and management plus impressive clinical and scientific advisors
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

PRR is least expensive of our
peer group(25/2/2015 close)
5,000 4,500 4,000
3,500
capitalisation 3,000
2,500
market 2,000
1,500 USDm 1,000 500
0
Median US$241m
A prediction: If they liked Celldex, NewLink and Agenus they’re gonna love us
PRR US$42m
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

Prima BioMed (Nasdaq: PBMD, ASX: PRR)
- Current market cap: A$52.8m (26 Feb. 2015 close on ASX)
- Current share price: 3.8 cents (AUD)
- 12 month range: 3.0-5.9 cents (AUD)—Shares on issue (ASX: PRR): 1.39 billion
- Listed options on issue (ASX: PRRO), 77.4 million (16.5% of current issued capital), exercisable at 20 cent by 19/6/2017—Unlisted options: 229.2 million (16.5% of current issued capital), average exercise price 5.65 cents (AUD), average expiry date 22/9/2018—Turnover: ASX, 3.25 million shares per day; Nasdaq 63,000 ADRs per day (last 12 months average)—ISIN: US745154B2034
- Share ratio for ADRs traded on Nasdaq: 1:30 (Depositary is BNY Mellon)—ADRs outstanding as at Dec 2014: 2.66 million (5.7% of capital)—Shares available for trade on Nasdaq: 46.3 million—Registered shareholders as at Aug 2014—~12,500—Substantial shareholders (ie >5%): None.
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

We source talent globally
- Directors: Lucy Turnbull AO (Chairman), Albert Wong, Marc Voigt, Dr Russell Howard (ex Maxygen),
Pete Meyers (ex Deutsche Bank, now TetraLogic CFO)
- Senior management: Marc Voigt (CEO), Deanne Miller (General Counsel), Professor Frédéric Triebel (CSO), Sharron Gargosky (CTO)
Lucy Turnbull AO, Sydney
Marc Voigt, Berlin
Pete Meyers, Philadelphia
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

Potential for great news flow …
Start of Phase IIb with IMP321
Start of immuno-combination study with IMP321
Start of Phase I for IMP701
Continued expansion of intellectual property
R&D for new products
Ongoing: Business development
CAN-003 final Overall Survival data
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au
Nasdaq: PBMD, ASX:PRR

Vive the Immuno-Oncology
Revolution!
Killer T cell
Antibody
Soluble LAG-3
Antigen Presenting Cell
Helper T cell
Immutep leading the fight against cancer, after Delacroix, 1830
27 February 2015 Introductory Corporate Presentation Marc Voigt (CEO) and Stuart Roberts (Global Head of IR) www.primabiomed.com.au

Thank you
Stuart Roberts, Global Head of IR stuart.roberts@primabiomed.com.au +61 (0) 447 247 909
Merci
Professor Frédéric Triebel, CSO frederic.triebel@primabiomed.com.au
Danke
Marc Voigt, CEO marc.voigt@primabiomed.com.au
27 February 2015
Introductory Corporate Presentation
Nasdaq: PBMD, ASX:PRR